Recreational Cannabis Retail

Investment opportunity


Emerald
River
Maine


Emerald
River Maine

LEWISTON, MAINE

Emerald River Maine is opening one of the first recreational cannabis stores in Maine's second-largest city.



Our high-traffic location next to Interstate 95 was formerly the third McDonald's built in the state.



Photo: 2009

Emerald River Maine

Prime Location

Perfect for a thriving cannabis store:

- 1.26 acre lot
- **28 parking spaces** with expansion options
- Immediately off Interstate 95 at Exit 80
- Lisbon Street is state highway 196
- **20,454 vehicles average per day**
- Across from the Park N Ride



Bates College
Downtown Lewiston
Lewiston High School
Emerald River Maine
Augusta 25 minutes
Portland 35 minutes
Walmart Distribution Center
Androscoggin River
Webster St
Lisbon St
Sabattus St
Maine Turnpike
Alfred A Plourde Pkwy
South Ave
Riverside Dr

Emerald River Maine

Easy in-and-out

The five-lane highway has a center turning lane and 30 mph speed limit, making access easy from both directions.


1.26 acre lot
Future home of
Emerald River Maine
Your Cannabis Destination
EmeraldRiver.com

Emerald River Maine

Maine adult-use cannabis market – $233m by 2024



Maine Market Projections
BDSA
Market Share ($) by Channel
Sales ($) by Channel (in millions)
Adult-Use
Medical
$400
$300
$200
$100
$0
2019
2020
2021
2022
2023
2024
2025
20.59
83.32
139.7
185.7
233.9
282.4

Data from BDSA Analytics



Emerald River Maine

Building renderings



Emerald
River
Maine



NORTHWEST PERSPECTIVE



Emerald
River
Maine
SOUTHEAST PERSPECTIVE



Emerald
River Maine



A welcoming brand

We welcome experienced cannabis customers as well as the canna curious, especially ensuring we appeal to women.



Emerald River Maine



Primary Marks
Emerald River
Emerald River Maine
Emerald River
Emerald River Maine
Emerald River
Emerald River Maine
Emerald River
Emerald River
Secondary Marks
EMERALD RIVER
EMERALD RIVER
Emerald River
Emerald River
Relation Bold Adobe/FontSpring
Jubilat
Light Medium Bold Bold Italic
Adobe/Darden
STEELFISH REGULAR BOLD EXTRABOLD Google
Raleway: Consectetuer adipiscing elit. sed diam nonummy nibh euismod. Consectetuer adipiscing elit. sed diam nonummy nibh euismod. Consectetuer adipiscing elit, sed diam nonummy nibh euismod. Elit sed diam nibh euismod Google
HEX: 5DBD71
CMYK: 62-0-71-0
Approx PMS: 2256 C
HEX: 435473
CMYK: 76-56-20-29
Approx PMS: 4143 C
HEX: 71B0B4
CMYK: 56-8-21-2
Approx PMS: 2232 C
HEX: 01645B
CMYK: 95-6-50-46
Approx PMS: 7720 C
HEX: BCBEC0
CMYK: 0-0-0-30
Approx PMS: Cool Gray 4 C
HEX: 454144
CMYK: 66-62-55-54
Approx PMS: 4287 C
HEX: 454144
CMYK: 32-35-56-23
Approx PMS: 2326 C
HEX: DFD1A7
CMYK: 7-10-31-0
Approx PMS: 7500 C
EMERALD RIVER IDENTITY SYSTEM
SETH GREGORY DESIGN / 24 FEB 2020



OPEN

Emerald River Maine

Interior Design

Interior design by Bowerbird Design of Saco

- 31' Point of Sale counter - five stations

Black shiplap with white quartz top



Pendant chandeliers



Track lighting





Vestibule furniture



Canna beverage display refrigerator





Product display cases









Waiting area accessories

Emerald River Maine

Groundbreaking July 22, 2021




Future home of
Emerald River Maine
Your Cannabis Destination
EmeraldRiver.com

Grand Opening anticipated
Dec 2021 - Jan 2022


GRAND
OPENING

Groundbreaking & Grand Opening

Construction underway


September 30, 2021




1-800-356-2202







Financials

Our cannabis consultancy projects store sales in our first full year of operation to be: **$3,616,000**

Appraised value of land & building: **$1,495,000**

Construction loan for $1.25m closed in July 2021.

Revenue Sharing Security

2.0x

Investment multiple

For the first $45,000 invested

1.8x

Investment multiple

For the balance of up to $160,000

MINIMUM INVESTMENT: $150

Revenue is paid yearly until the return multiple is reached.
(5 year maximum)

Key Assets

- Ownership of 1240 Lisbon Street, Lewiston
- Maine Conditional License AMS589
- Site design & Building Permit approved by City
- Construction loan obtained
- General contractor signed
- Recreational cannabis retail application submitted to the City of Lewiston
- Brand positioning, logo and visual identity
- Business Plan, including Pro Forma
- Architectural plans complete



Conditional license

Maine OMP granted our first Conditional license on August 28, 2020

- **License AMS398**

Maine OMP granted our second Conditional license on February 5, 2021

- **License AMS589**



DEPARTMENT OF ADMINISTRATIVE AND FINANCIAL SERVICES
OFFICE OF MARIJUANA POLICY
MAINE ADULT USE MARIJUANA PROGRAM

DIRIGO
MAINE

This certifies that

EMERALD RIVER OF MAINE LLC

License Number AMS589

has been issued a CONDITIONAL license as an
ADULT USE MARIJUANA STORE
under 28-B MRS. This does NOT permit the licensee to engage in any activity.

NOTE: THIS IS NOT AN ACTIVE LICENSE

Issued on:
February 05, 2021

Expires on:
February 04, 2022

Erik Gundersen,Director
OFFICE OF MARIJUANA POLICY
MAINE ADULT USE MARIJUANA PROGRAM

Emerald River Maine

City of Lewiston Approved:

- Site Plan - Jan 2021
- Building Permit - June 2021

Emerald River Maine



RITA CORRIVEAU
PROPOSED LANDSCAPED ISLAND
PROPOSED DUMPSTER PAD AND COVERED ENCLOSURE
PROPOSED MOUNTABLE CONCRETE ISLAND
EXISTING SITE LIGHTING AND BASES TO BE REMOVED (TYP)
EMERALD RIVER ANDROSCOGGIN HOLDINGS LLC
CK INVESTMENTS LLC
(2) RING AND POST BIKE RACKS
PROPOSED 5' WIDE CONCRETE SIDEWALK
PROPOSED VERTICAL GRANITE CURBING
IRWIN STREET (40')
PROPOSED HANDICAP PARKING SIGNS
PROPOSED BUILDING FFE: 231.75
COVERED CONCRETE ENTRY PLAZA
RETAINING WALL TO REMAIN
CASSELL STREET (40')
EXISTING CONCRETE FOUNDATION TO BE REMOVED AS NECESSARY FOR BUILDING CONSTRUCTION, UTILITIES, LANDSCAPING AND ANY OTHER ITEMS APPURTENANT TO THE PROJECT
LISBON STREET (WIDTH VARIES)
PROPOSED MONUMENT SIGN
PROPOSED CATCH BASIN (TYPE "F") RIM: 226.75 INV. OUT: 222.50
PROPOSED 12" HDPE L: 20' / S: 0.005
APPROVED
LOCATION MAP
SITE
LEGEND:
PLAN REFERENCE:
HALEY WARD
Architect



LEWISTON Maine

BUILDING PERMIT

Permit No: CB-20246-2021
Type: Commercial
Work Class: New
Status: Issued

1240 Lisbon Street

Work must be started within six months and completed within one year from the date of issue above.

Date: 6/28/2021

Approved by:

Questions?

Contact Morriss Partee:



Morriss Partee, Founder
Morriss@EmeraldRiver.com
EmeraldRiver.com
413·535·0621

Questions?

Contact Matt Taggart:



Matt Taggart, President
Matt@EmeraldRiver.com
EmeraldRiver.com
413·695·8777

Questions?

Contact Matt Moriarty:

Matthew Moriarty, Partner
mattmor924@gmail.com
EmeraldRiver.com
413·537·6157